Man GroupUSA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

07023340

April 30, 2007

SEC MAIL PROCESSING
RECEIVED
MAY - 7 2007
WASH. D.C. 186 SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon /mb

Donna Balon
Vice President

PROCESSED
MAY 1 5 2007
THOMSON
FINANCIAL

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

30 April 2007

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 27 April 2007 it purchased for cancellation 34,000 of its ordinary shares at a price of 554.86 pence per ordinary share.

Since the start of the financial year on 1 April 2007, Man has repurchased 364,000 ordinary shares at a total cost of £2.0 million, giving an average repurchase cost of 553.95 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

Man Group plc

2. Name of scheme

Man Group Sharesave Scheme

3. Period of return:

From 30 October 2006 To 29 April 2007

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,000,000 Ordinary Shares of 3 US cents each

5. Number of shares issued / allotted under scheme during period:

959,958

6. Balance under scheme not yet issued / allotted at end of period

40,042

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,000,000 Ordinary Shares of 3 US cents each on 30 October 2006

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,879,860,330

Contact for queries

Name B J Wakefield FCIS

Address Sugar Quay, Lower Thames Street, London EC3R 6DU

Telephone 0207 144 1735

Person making the return

Name B J Wakefield FCIS

Position Deputy Group Company Secretary

Signature

TR-1(i): **NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):
   Man Group plc

2. **Reason for the notification** (please place an X inside the appropriate bracket/s):

   An acquisition or disposal of voting rights: (X)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. **Full name of person(s) subject to the notification obligation** (iii):
   Legal & General Group Plc (L&G)

4. **Full name of shareholder(s)** (if different from 3.) (iv):
   Legal & General Assurance (Pensions Management) Limited (PMC)

5. **Date of the transaction (and date on which the threshold is crossed or reached if different)** (v):
   19/04/2007

6. **Date on which issuer notified:**
   23/04/2007

7. **Threshold(s) that is/are crossed or reached:**
   From 4% to 5% (L&G)

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi) **Number of shares**	**Number of voting Rights** (viii)
GB00B16BRD58	93,731,042	93,731,042

Resulting situation after the triggering transaction (vii)

Class/type of shares if	**Number of shares**	**Number of voting rights** (ix)	**% of voting rights**

possible using the ISIN CODE

	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B16BRD58	95,266,892	95,266,892		5.06	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
95,266,892	5.06

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group) (105,273,050 – 5.59% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (105,273,050 – 5.59% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (105,273,050 – 5.59% = Total Position)

Legal & General Group Plc (Direct) (L&G) (95,266,892 – 5.06% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (61,272,968 – 3.25% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (61,272,968 – 3.25% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
Notification using the total voting rights figure of 1,880,025,330

14. Contact name:
Barry Wakefield FCIS

15. Contact telephone number:
020 7144 1735

END